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CLIENT/MATTER NUMBER

107787-0107

February 4, 2016

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Rock Creek Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed February 4, 2016 File No. 333-208016

Dear Ms. Hayes:

On behalf of Rock Creek Pharmaceuticals, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter dated December 29, 2015 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”), which was amended and submitted to the Securities and Exchange Commission on December 15, 2015 (Registration No. 333-208016). Simultaneous herewith, the Company is filing Amendment No. 2 to the Registration Statement, and unless otherwise indicated or the context suggests otherwise, references to the “Registration Statement” in this letter refer to Amendment No. 2 being filed on the date hereof. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text. Capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

General

1.	We note the shares you are registering are issuable upon the conversion of notes and warrants. Additionally, we note that the notes are subject to control agreements which allow the holders to withdraw the remaining pro rata proceeds if certain conditions have not been met. Therefore, it appears that your private placement is not complete and you cannot register the resale of the shares underlying the note at this time. Please withdraw your registration statement. You may register the resale of common shares when the conditions to conversion have been satisfied or the shares are outstanding.

Additionally, you are attempting to register the shares in an “at the market offering.” Since your common stock is not listed on an exchange or traded on the OTCBB, QX or QB, the selling shareholders cannot rely on the OTC Pink® Marketplace as an existing market. Therefore, you must set a selling price until the shares are listed on an exchange or quoted on the OTCBB, QX or QB.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Suzanne Hayes

February 4, 2016

As discussed with the Staff, the Registration Statement has been amended to provide that it is registering only shares that are issuable upon the conversion of the Notes evidencing the $3.5 million principal amount of Notes that have actually been released from the Control Accounts securing the Notes and transferred to an unrestricted bank account of the Company.  The Staff previously advised us that the calculation of the number of conversion shares that may be registered by the Registration Statement should be based on the conversion price in effect at the time of filing the initial Registration Statement, November 13, 2015.  The conversion price of the Notes in effect on that date was $0.5759.  Therefore, $3.5 million principal amount of Notes would have been convertible into approximately 6,077,444 shares at the time of filing the initial Registration Statement.  However, please be advised that the Company is not seeking to increase the number of shares that it sought to register in Amendment No. 1 to the Registration Statement.  The Company is seeking to register only 3,626,917 shares, which amount is equal to 33.33% of the number of outstanding shares held by non-affiliates of the Company as of the date of the filing of the Registration Statement.  Accordingly, the Company respectfully submits that it has complied with the Staff’s request to limit the number of shares registered in the Registration Statement to that number of shares issuable upon conversion of amounts previously released to the Company from the Control Accounts securing the Notes as well as the limitations imposed by Rule 415 of the Securities Act of 1933 as amended.

In addition, in response to the Staff’s comment regarding the listing/trading of the Company’s common stock, the Company notes that its common stock is now traded on the OTCQB® Venture Marketplace. The Company therefore replaced all references to the OTC Pink® Marketplace with references to the OTCQB® Venture Marketplace in the Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

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